May 10, 2005


By facsimile to (212) 728-8111 and U.S. Mail


Mr. Frank Nasisi
President and Chief Executive Officer
Polypore International, Inc.
13800 South Lakes Drive
Charlotte, NC 28273

RE:	Polypore International, Inc.
	Registration Statement on Form S-4
	Filed April 18, 2005
	File No. 333-124142

Dear Mr. Nasisi:

	We limited our review of the registration statement to:

* Compliance with relevant comments issued on the registration statement on Form S-1 that was filed on June 7, 2004.

* Updated 2004 information plus disclosures under "Forward-looking statements" on page ii, "Legal Proceedings" on page 74, and "Undertakings" on page II-2 in the registration statement on Form
S-
4.

	We have the comments below. No further review of the S-4 has been or will be made.

	We urge all persons by statute responsible for the registration statement`s adequacy and accuracy to make certain that all information required under the Securities Act has been included.
We
remind you to consider applicable requirements for the preliminary prospectus` distribution.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Forward-looking Statements, page ii

1. Since the offering is a tender offer, Polypore International, Inc.
or Polypore is ineligible to rely on the safe harbor. See section 27A(b)(2)(C) of the Securities Act and section 21E(b)(2)(C) of the Exchange Act, and revise.

Risk Factors, page 12

2. Refer to comment 11 in our July 7, 2004 letter. Some risk factors` captions or headings state merely a fact or describe an event that may occur in the future or are too vague to describe adequately the risk that follows. For example, refer to the first, second, fifteenth, sixteenth, nineteenth, twenty-fifth, twenty-sixth, and thirty-third risk factors. State succinctly the risk that flows from the fact or uncertainty.

3. Refer to comment 10 in our July 7, 2004 letter. Some risk factors include language like "We cannot assure," "We also cannot assure," "none of which we can guarantee," and "there can be no assurance." For example, refer to the first, third, sixth, eleventh, and twelfth risk factors. Since the risk is the situation described and not Polypore`s inability to assure or guarantee, revise.

Critical Accounting Policies, page 45

4. Refer to "Legal Proceedings" on page 74. Address the Indiana FOV issue in your MD&A critical accounting policy disclosure. Expand the disclosure to clarify for readers the basis for management`s opinion of immateriality given the disclosure that the range of loss is not reasonably estimable. If EPA fines of $27,500 to $32,500 per day are possible, then that issue should be explained to readers.


Business Restructuring, page 49

5. Quantify for us in a supplemental letter the amount of profit subsequently recognized upon sale/disposition of the raw materials impacted by the $1.8 million charge. If material, then MD&A disclosure is required.

Liquidity and Capital Resources, page 52

6. We note the disclosure that your DSO increased due to a change in
"customer mix." Please elaborate. Explain specifically to readers why receivables increased 19% between January 3, 2004 and January 1,
2005 when sales in the quarters then ended decreased 14%. Absent informative disclosure to the contrary, it would appear that there has been a material deterioration in credit quality and/or a change in your revenue recognition practices. We note that the increased exchange rate only comprised 5% of the increase in receivables.

Debt Covenants, page 54

7. We note the reference to interest coverage and leverage ratios. Quantify here the required ratio levels applicable to 2005 and the actual ratio levels based on the most current financial statements.

Legal Proceedings, page 74

8. While we understand that the allegations by the United States Environmental Protection Agency or EPA relating to the Corydon, Indiana facility are preliminary and that the matter is at an early stage, news articles report that EPA could impose fines of as much as
$27,500 to $32,500 a day during the six year period between 1998 and
2003. Thus, it is unclear whether the disclosure of the allegations required by Item 103 of Regulation S-K is complete. See Item 103 of
Regulation S-K and the item`s instructions, and revise or advise.

Legal Matters, page 157

9. Refer to comment 49 in our July 7, 2004 letter. Clarify that counsel also will opine on the enforceability of the obligations of
Polypore under the notes. We note that Polypore intends to file by amendment the legality opinion.


Financial Statements

10. Note the updating requirements in Article 3-12 of Regulation
S-X.

Undertakings, page II-2

11. Provide the undertakings required by Item 512(a) of Regulation
S-
K.

Closing

	File an amendment to the S-4 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the registration statement`s accuracy and adequacy to make certain that all information required under the Securities Act of 1933 is included. Since Polypore and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Polypore requests acceleration of the registration statement`s effectiveness, Polypore should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Polypore from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Polypore may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.


	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	We direct your attention to Rules 460 and 461 of Regulation C under the Securities Act on requesting acceleration of a registration statement`s effectiveness. Allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Provide this request at least two business days before the requested effective date.

      You may direct questions on accounting comments to Alfred P. Pavot, Staff Accountant, at (202) 942-1764 or John M. Hartz, Senior
Assistant Chief Accountant, at (202) 942-1798. You may direct questions on other comments and other disclosure issues to Edward M.
Kelly, Senior Counsel, at (202) 942-1978 or me at (202) 942-1950.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Steven J. Gartner, Esq.
	Wilkie Farr & Gallagher LLP
	787 7th Avenue
	New York, NY 10019



Mr. Frank Nasisi
May 10, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE